Exhibit 99.2

Press Release

Beyfortus public health advantage bolstered by first real- world comparison of infant vs maternal RSV immunization programs

•

Late-breaking data show infant respiratory syncytial virus (RSV) hospitalizations reduced by 69% in Spain following Beyfortus-only immunization targeted to all infants and 26.7% in the UK following RSVpreF-only maternal vaccination

•	Newly presented durability data show Beyfortus sustained efficacy of 83% through six months in babies born before or during the RSV season

Paris, May 29, 2025. An immunization program implemented in Spain using Beyfortus cut infant hospitalizations due to RSV by 69.0% during the 2024-2025 RSV season compared to the 2022-2023 season, according to data presented at the 43rd Annual Meeting of the European Society for Paediatric Infectious Diseases (ESPID) in Bucharest, Romania. The real- world analysis also showed that a program in the UK using only the RSVpreF maternal vaccine reduced infant RSV hospitalizations in infants by 26.7% over those same RSV seasons.

Sanofi’s observational, retrospective REACH study is the first multi-country public health impact analysis of infant RSV prevention programs. These late-breaking data will be presented for the first time today during an oral session (Session 09: Late Breaking) from 2:00 – 3:30 pm EEST at ESPID, which is taking place from May 26-30, 2025.

Other data from Sanofi at ESPID include new durability data from the HARMONIE Phase 3b clinical study, now published in The Lancet Child & Adolescent Health, that demonstrates Beyfortus reduced RSV hospitalizations in infants by 82.7% (95% CI: 67.8 to 91.5; p<0.0001) through six months (180 days) compared to no intervention, exceeding the typical length of the five-month RSV season. The high efficacy of 83.2% previously reported in the primary analysis was sustained over the longer follow-up period with no evidence of waning protection in infants born before or during the RSV season. Beyfortus maintained a favorable safety profile, consistent with clinical study results. Those results will be shared in an oral presentation on Friday, May 30 from 10:40 – 10:50 EEST (Oral Presentation Session 10: Preventing RSV).

Thomas Triomphe

Executive Vice President, Vaccines

“The six-month data from HARMONIE show Beyfortus’ protection exceeded the typical five- month RSV season. This is important because half of infant RSV hospitalizations occur in older babies born before the RSV season begins. These data demonstrating high, sustained efficacy, combined with real-world public health impact data, underscore how Beyfortus provides proven protection against the number one cause of lower respiratory tract disease in all infants.”

Additional late-breaking data for Beyfortus at ESPID 2025 (Poster presentation #EV1006) reinforce Beyfortus as cost-effective in preventing RSV disease in infants, with results showing Beyfortus prevents more medically attended RSV cases when compared with clesrovimab, another antibody in development.

Beyfortus has amassed real-world data in over 40 studies spanning four continents and more than 250,000 immunized infants – the largest body of public health impact data for infant RSV protection across countries, population groups and healthcare settings. With more than six million infants immunized, Beyfortus is well accepted by parents and providers and remains the only option that can offer RSV protection designed for all infants with proven high, sustained efficacy, favorable safety and public health impact demonstrated in the real world.

1/3

About RSV

RSV is a highly contagious virus that can lead to serious respiratory illness for infants. Two out of three infants are infected with RSV during their first year of life and almost all children are infected by their second birthday. RSV is the most common cause of lower respiratory tract disease, including bronchiolitis and pneumonia, in infants. It is also a leading cause of hospitalization in infants worldwide, with most hospitalizations for RSV occurring in healthy infants born at term. Globally, in 2019, there were approximately 33 million cases of acute lower respiratory infections leading to more than three million hospitalizations in children younger than five years. RSV-related direct medical costs, globally — including hospital, outpatient and follow-up care — were estimated at c.€5 billion in 2017.

About Beyfortus

Beyfortus is the first immunization designed for all infants for protection against RSV disease through their first RSV season, including for those born before or during the RSV season, healthy at term or preterm, or with specific health conditions. Beyfortus is also designed to protect children up to 24 months of age who remain vulnerable to severe RSV disease through their second RSV season.

As a long-acting antibody provided directly to newborns and infants as a single dose, Beyfortus offers rapid and direct protection to help prevent lower respiratory tract disease caused by RSV without requiring activation of the immune system. Beyfortus administration can be timed to coincide with the RSV season.

Beyfortus has been approved for use in the US, the EU, China, Japan, and many other countries around the world. Special designations to facilitate expedited development of Beyfortus were achieved in several countries, including breakthrough therapy designation and fast track designation in the US; PRIority MEdicines (PRIME) and accelerated assessment in the EU; “a medicine for prioritized development” in Japan, and breakthrough therapy designation and priority review designation in China.

About REACH

The REACH study was performed on the LOGEX RTI Observatory, ran by healthcare analytics company LOGEX, and used administrative and microbiology data from multiple hospital sites across Spain and the UK. Data collection is ongoing through May 2025, with current results reflecting three consecutive RSV seasons from June 2022 through the end of March 2025. Hospitals report RSV hospitalizations from the current season as well as historical seasons for each country separately. No RSV prevention program was in place for the 2022-23 RSV season.

About HARMONIE

The Hospitalized RSV Monoclonal Antibody Prevention (HARMONIE) study is a large European Phase 3b clinical trial conducted in multi-country, close to real-world conditions to reinforce the efficacy and safety of Beyfortus for the prevention of RSV-related hospitalizations in infants up to 12 months of age who are not eligible to receive palivizumab.

The trial opened at nearly 250 sites and enrolled more than 8,000 infants born with a gestational age of 29 weeks or greater during the 2022-2023 RSV season. Primary results from the study published in The New England Journal of Medicine (NEJM) confirmed efficacy of 83.2% (95% CI 67.8 to 92.0; P<0.001) for Beyfortus against RSV-related hospitalizations and efficacy of 75.7% (95% CI: 32.8 to 92.9; P=0.004) against very severe RSV lower respiratory tract disease compared to no RSV intervention (standard of care) through the RSV season.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and creating compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and

2/3

deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | +33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Felix Lauscher | +1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | +33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | +1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | +33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Sanofi forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates regarding the marketing and other potential of the product, or regarding potential future revenues from the product. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, the fact that product may not be commercially successful, the uncertainties inherent in research and development, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general, risks associated with intellectual property and any related future litigation and the ultimate outcome of such litigation, and volatile economic and market conditions, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

All trademarks mentioned in this press release are the property of the Sanofi group.

3/3